Exhibit 99.1

The Hague, November 9, 2006

AEGON strengthens pension position with acquisition of PTE Ergo

Hestia in Poland

AEGON has entered into an agreement with Ergo Hestia to purchase 100% of the shares of the pension fund management company PTE Ergo Hestia S.A. The acquisition is subject to approval by the Polish Financial Supervision Commission and anti-trust authorities. The acquisition is expected to be completed in early 2007.

Don Shepard, Chairman of AEGON’s Executive Board stated: “We look forward to leveraging AEGON’s international pension expertise to serve the growing retirement needs of the Polish market and welcome this opportunity to add the pension activities of PTE Ergo Hestia to the life business of AEGON Poland. The Central and Eastern Europe region continues to be a key market for AEGON and our recent business development activities demonstrate our long-term commitment to the area.”

As of October 31, 2006, PTE Ergo Hestia managed PLN 2.5 billion (EUR 658 million) in assets with 372,796 members. Following the acquisition, the company will be renamed PTE AEGON Poland.

This acquisition will strengthen AEGON’s overall presence in the Polish financial services market. AEGON acquired a life insurance company there in October 2005, which is the fourth-largest life insurer in Poland based on gross written premiums*.

“This acquisition builds on our strategy of further developing our presence in Central and Eastern Europe,” says Dr. Gábor Kepecs, CEO of AEGON Central and Eastern Europe. “With the addition of PTE AEGON Poland, AEGON now manages the accounts of around 1.2 million pension customers throughout the CEE region. This is an excellent position from which we can continue our growth in these key markets.”

AEGON and Ergo Hestia have also entered into a cooperation agreement by which AEGON will use its tied agency network to distribute the non-life products of STU Ergo Hestia S.A. and Ergo Hestia will sell mandatory pensions on behalf of PTE AEGON Poland.

“The addition of a mandatory pension business provides a valuable opportunity to broaden our overall product platform and leverage our strong distribution partnerships”, says Michal Biedzki, CEO of AEGON Poland. “And the addition of Ergo Hestia as a strategic partner adds tremendous value, as it allows AEGON Poland to remain focused on its core business of life insurance and pensions while providing access to high-quality non-life insurance products for our agents and clients.”

*	Source: KNUIFE, 2005 gross written premiums

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
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Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.